

March 1, 2011

Frank Brod
Corporate Vice President, Finance and Administration
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399

> **Re:** **Microsoft Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Form 10-Q for the Quarterly Period Ended December 31, 2010**
> **File No. 000-14278**

Dear Mr. Brod:

We have reviewed your letter dated February 22, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 10, 2011.

Form 10-K for the Fiscal Year Ended June 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 33

1.   You indicate in response to prior comments 1 and 4 that you will expand your MD&A discussion of your effective tax rate. Ensure that your disclosure also addresses the impact on your effective tax rate of emphasizing production and distribution through your regional operational centers; particularly, those in Ireland, Singapore and Puerto Rico. Such disclosures seem relevant due to the concentration in these countries and the recent uncertainty associated with the economic conditions and events in Ireland.

Financial Condition, page 33

2.   We note your response to prior comment 2. As previously requested, tell us what consideration you gave to discussing the amount of cash and investments that are currently held by your foreign subsidiaries with material repatriation tax effects or other restrictions on the free flow of funds from those subsidiaries.

Form 10-Q for the Quarterly Period Ended December 31, 2010

Notes to Financial Statements

Note 16 – Segment Information, page 25

3.   We note your response to prior comment 6 indicating that expanded disclosure of the changes in your segment presentation was not necessary because the impact of the changes was not material. Please provide us with your materiality analysis. Address what consideration you gave to each of the significant differences in revenue and provide us with the impact on trends for each of your segments. We specifically note the significant impact on revenue in the Windows & Window Live and Entertainment and Devices divisions. Furthermore, tell us what consideration you gave to disclosing the impact of these changes in your discussion of segment product revenue/operating income (loss) within your results of operations section in MD&A.

As previously requested, in responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant